Filed by Banknorth Group, Inc.
(Commission File No. 001-31251)

Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
(Commission File No. 001-31251)

Date: October 18, 2004

FINAL TRANSCRIPT Conference Call Transcript BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call Event Date/Time: Oct. 18. 2004 / 10:30AM ET Event Duration: N/A

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FINAL TRANSCRIPT

BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call

CORPORATE PARTICIPANTS

Jeff Nathanson
Banknorth Group, Inc. — SVP of IR

William Ryan
Banknorth Group, Inc. — Chairman, President, CEO

Steve Boyle
Banknorth Group, Inc. — CFO

Peter Verrill
Banknorth Group, Inc. — Senior EVP, COO

John Fridlington
Banknorth Group, Inc. — EVP, Lending

CONFERENCE CALL PARTICIPANTS

Adam Barkstrom
Legg Mason — Analyst

Kevin Timmons
C.L. King — Analyst

Jared Shaw
KBW — Analyst

Mark Fitzgibbon
Sandler O’Neill — Analyst

Tony Davis
Ryan Beck — Analyst

Christopher Chouinard
Morgan Stanley — Analyst

Ryan Kelley
FBR — Analyst

Jim Ackor
RBC Capital Markets — Analyst

Tom McGovern
Lehman Brothers — Analyst

Salvatore DiMartino
Bear Stearns — Analyst

Nancy Bush
NAB Research, LLC — Analyst

Luca Ipollito
Chesapeake Partners — Analyst

Heather Wolf
Merrill Lynch — Analyst

Matt Kelley
Moors & Cabot — Analyst

Bill Heimann
Cohen Brothers — Analyst

Dennis Pace
Union Leader — Analyst

Quentin Broad
CIBC World Markets — Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the quarter three 2004 Banknorth Group earnings conference call. My name is Liz, and I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will, however, be facilitating a question-and-answer session at the end of the conference. (OPERATOR INSTRUCTIONS).

I would now like to turn the call over to your host for today’s presentation, Mr. Jeff Nathanson, Director of Investor Relations. Please proceed, sir.

Jeff Nathanson - Banknorth Group, Inc. — SVP of IR

Thank you and welcome, everyone. As you know, the purpose of today’s call is to discuss our third-quarter earnings. Our quarterly press release is available under the investor relations section of our website, which is located at www.Banknorth.com and has been shared with the SEC.

The following discussion may include forward-looking statements. Actual results could differ materially from those projected in the statements, for reasons which we will discuss today. For a detailed discussion of certain of the factors which could cause actual results to vary from these forward-looking statements, reference is made to the last paragraph of our earnings release and our most recent annual report on Form 10-K.

With those formalities out of the way, let me now turn the call over to William J. Ryan, Chairman, President and CEO of Banknorth.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Good morning, and thank you all for being on our quarterly conference call. I’d like to just share with you what we want to do today. I’d like to discuss three things with you — obviously, talk with you about our third-quarter earnings; then have Steve Boyle discuss with you our deleveraging transaction that we announced at the same time as the earnings this morning; and then, lastly, before we take questions, talk for a few minutes about the Toronto-Dominion transaction, and where we are on that and what is going on at this time.

So with that, let me tell you I am happy to report our third-quarter earnings. We came in at 58 cents versus 55 cents in the same quarter last year, really a fairly consistent trend in some categories — loans, for one. Our loan growth was very strong; you saw the numbers in the report. 16 percent year to year with acquisitions.

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FINAL TRANSCRIPT

BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call

Probably your first question is, what is it without acquisitions? And the loan growth, again, was very strong. Commercial was up 10 percent without acquisitions, C&I 15 percent without acquisitions, commercial real estate 7 and consumer 10. Residential, again, was the consistent trend. Loans were down 4 percent; but finally, on an annualized basis, they are kind of flat or up a little bit.

So, again, very strong loan growth. And my sense is this is going to continue with our Company. We continue to higher loan officers from our competitors. We continue to see our ability to take customers away from competitors in that 10 million and smaller category as being very, very strong. We need that to have happened, because I have to tell you other areas of the lending side are a little bit slower, from the standpoint of economic growth. Our lines of credit were down from usage of 43 percent to 41, and I think the recovery, although intact, is being pushed a little bit by higher oil prices, the results of the potential of terrorism and the continued talk of the national election, which will end next month. So I think that is confusing some people, and certainly I have seen where loan growth in other companies are really struggling. We don’t intend to struggle with our loan growth over the next few quarters, and we think we’re in pretty good shape.

On the deposit side, again, continuation of the same trend. Deposits are up very strong. Our demand deposits are up 14 percent and again continued, as I told you. We thought we would continue to grow our demand deposits by over 10 percent for the immediate future, and that continues as I speak. We see the CDs running down, and that is on purpose as we try to keep our deposit costs at a very low rate. A lot of good marketing programs. This quarter, we opened up 78,000 new accounts, so we are very pleased with the results of our marketing efforts. Maybe because of marketing, a little bit higher in the expenses today, but certainly as these new accounts opened, it has gone very, very well for us.

Then, to add to that, we have asset quality, which just really can’t get better. It remains very, very strong. Our charge-offs, our nonperforming asset numbers, our criticized assets — all of those numbers reflect a company that has consistently done a good job over the past couple of years. Again, we don’t see that changing to any great degree.

So the core of the Company in terms of loan, deposit and asset quality are maintaining just where we want them to be. That has resulted in the net interest income being up substantially in a number of categories, as we have just spoken about. It is helped a little bit by our margin. Our margin is up from 366 last quarter to 368. We told you we thought the margin had bottomed out and probably would rise a little bit. I would probably be inaccurate if I didn’t tell you that I thought the margin might rise even more. We’ve had a flattening of the yield curve, as you know and I know; and even though we have had three rate increases, we really haven’t seen the effect of these rate increases, from a numerical standpoint, as we thought we had. So we know higher margins are coming, but I have to tell you they have not come to the degree we had anticipated yet.

You know, I think our margins will be up a little bit in the fourth quarter, but again nothing to really brag about at this point. I’ve read other reports from my peers, talked to many CEOs. And I think we are all in the same boat, knowing margins will rise, but they are rising slower than we had anticipated. That makes us have to work very hard to get to the income levels we want. I think we are helped more than some, because of the fact that we’ve had strong loan growth. But to the same degree, it certainly is hard work to continue to grow the Company’s earnings. We are fine; it’s growing very nicely, but it is certainly hard work. I hope it gets easier some day. It doesn’t seem like that’s going to be the case in the next few quarters.

Noninterest income — a good story from an increase standpoint year to year. But I have to tell you the non-interest income side of the company really is not where I want it to be this quarter. I thought the noninterest income would be higher than it is. Our both insurance and trust and Banknorth investment planning fees were lower than I had anticipated by a little bit. I am assuming the third quarter is an aberration; it is the summer quarter, a lot of vacations, stuff of that. But still, with that said, I knew that and still thought we would do a little bit better. So we had kind of a blip on the insurance and investment management/investment planning side. Also, customer service fees — that’s usually very strong, because of busy summer activities. We are a little bit lower than we had expected, but no doubt they will pick up. Now, they are not doing badly; they are doing very well. We are just holding them to a very high standard, and this quarter they were not able to meet that standard, from our standpoint.

Expenses are very much in line, to a degree maybe a little bit higher this quarter. If you look at it on a quarter-to-quarter basis, they were a little bit up. Some acquisitions are included in expenses there, but we are still under the mode of growing our expenses 0 to 5 percent on an annual basis, excluding acquisitions and merger charges, and this quarter that growth would be at the higher level of 5 percent. But again, 0 to 5 percent growth in expenses is not something that makes me feel uncomfortable. I think we’re doing a good job, and I think we will continue in that mode.

Getting back to asset quality a little bit, charge-offs were 19 basis points. Provisioning was a little bit more than our charge-offs, by $1.9 million. And I think those trends will continue. Our nonperforming assets and charge-offs were very light, several basis points either way, but they are at very low numbers and should remain at the low numbers over the next several quarters. And again, we will probably be able to provision more than our charge-offs over the next few quarters, too. It has led us to very strong reserves; our coverage of nonperforming loans stands at 368 percent, and our coverage of total loans is at 132 for the period end. So, again, good results from an asset quality standpoint, which

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FINAL TRANSCRIPT

BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call

should continue as we move forward. Tax rate is at 33, but I’m told it should — really, we assume it at 34 percent for the fourth quarter.

Capital is another good story. Equity is at about 3 billion, leverage ratio is up to 6.95 and the ratio of tangible equity to tangible assets is up to 5.85, up from the second quarter, both of those numbers. So, as we said, our earnings are there to support our growth on the capital side, and that is just what is happening. Tangible book value is at $9.34.

We have still got about 3 million shares remaining in our buyback that we can do. As we have said to you before, we don’t see any buybacks this year, as we are in the midst of completing the Toronto-Dominion announcement that you heard about a month ago. So that really will be something we’ll look to do probably next year — won’t be any more repurchases going this year.

Then what we did, as we thought about the quarter, we said, look, this is a very good quarter with loan growth and deposit growth. Margins, though, continue to be a struggle for us. I guess I shouldn’t complain with a 3.68 margin; I know there are many of my peers at lower levels than that, but we had assumed we would be at a higher level. And as we look going out, we see the yield curve continue to be at a fairly flat level. We have looked at our securities portfolio and some of our Federal Home Loan Bank advances, looked at the rates that they are out there at and said, probably this will be a good time to do a couple of things that I will ask Steve Boyle to share with you. One was to try to adjust our balance sheet for a slower rate environment in the near future, and also to try to see what we could do to impact our earnings for next year.

And let me ask Steve Boyle now to take a few minutes and share with you our securities restructuring that we announced this morning. Steve, if you would take us through it for the benefit of all of our owners out there?

Steve Boyle - Banknorth Group, Inc. — CFO

Thanks, Bill. As Bill mentioned, we had the opportunity in the fourth quarter to sell, really, a matched book of securities and borrowings, about $1.2 billion. I think we did it last Thursday. Resulted in an after-tax charge of $54 million in the quarter, but it had a number of very positive benefits to both this quarter and the future that I think will really hold us in good stead. I think the most important thing is the 1.2 billion of borrowings; almost three-quarters of those, $800 million, were callable. So, again, we are taking the opportunity to get some optionality out of the balance sheet. We did that last year when we did our deleveraging transaction. Most of those callable borrowings we had inherited in various acquisitions over the years. That makes us feel a lot more comfortable about our asset-liability management structure, particularly if we do have a very sharp rise in interest rates.

The other key things I think it accomplishes is that it takes our securities as a percent of assets down by about 3 percent. It reduces our tangible capital volatility. As you all remember, in June, when the rates spiked up quite a bit, you saw a big decline in our tangible equity that drove our tangible-equity-to-assets ratio down. This will reduce our vulnerability to that in the future. Everybody has been talking an awful lot about EITF 03-1; even though that has been postponed, these are the types of securities that could have had a problem under those in the future. So getting rid of those securities makes us less vulnerable to any kind of future impairment.

The real key, I think, is if you look at the impact on our financial ratios, most importantly, I guess, we’ll have a $24.5 million pretax lift from this transaction; that’s about 9 cents a share. It increases our net interest margin by 24 basis points, so we will be getting back to that 4 percent margin that we have had historically. It improves our already very strong efficiency ratio by 94 basis points, so that will be, I think, a real industry-leading number. The nature of the assets and the loss is such that we actually improved most of our capital ratios day one. So our tangible-equity-to-assets ratio will go up 9 basis points. Tier 1 leverage goes up 14 basis points. It’s going to help our return on equity by 79 basis points, another very significant number; ROA by 12 basis points.

So we really felt that it was a good opportunity. We took it, and our numbers will look very strong on a going-forward basis.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Steve, thank you for those comments. Peter Verrill, would you like to add anything to what Steve has talked about in the securities restructuring?

Peter Verrill - Banknorth Group, Inc. — Senior EVP, COO

Thank you, Bill. No; we are excited about the positive aspects of this transaction, particularly in light of our view today that the margin will probably remain somewhat stable over the next several quarters. And this helps us recover some of that income that we thought might come from the margin expansion. So this transaction, I think, is going to be very positive and help us meet our projections for next year.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

So, as Steve has said, it adds 9 cents a share next year. It adds a couple of pennies in the fourth quarter. So we are feeling very good about that. I think you’d probably agree with me; if you are in the mode we are in, in banking now, where the margins have been fairly tough to deal with, you try to do two things. The first thing

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BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call

you do is reduce your expenses. Our efficiency ratio, at 50 percent, is certainly a great ratio, and reducing expenses — we really think if we try to reduce our expenses any more, we would be cutting the core.

So the next thing you try to do is make your company as efficient as you can. And by being a little bit smaller now, and reducing these inefficiencies that existed in the matching of our securities portfolio with Federal Home Loan Bank advances, I think we have made ourselves as profitable a company as we can do — low expense ratios, very efficient from the standpoint of your balance sheet. And I think that’s where we are. So a couple of pennies in the fourth quarter, 9 cents next year, very positive impacts to most of our financial ratios. And we should move forward forth as a stronger company as we look at the rest of next year.

Lastly, I wanted to just touch base on the Toronto-Dominion transaction with you. As you know, it was announced about a month ago now. We have a number of shareholders that voiced an opinion that they may or may not vote for it. We have been going out and talking to all of those shareholders and all of our other shareholders. Our sense is that in the beginning, it was important to get out to the people exactly what we were trying to accomplish. We have now done that. We are feeling very confident in this transaction. Again, we feel more than ever that this is the best transaction for shareholders, so we are going to move forth, and we are 110 percent behind the transaction. I can tell you today that 51 percent is valued at $42.09, so the deal we struck initially at $40 a share for 51 percent right now today stands at $42.09, based on the appreciation in Canadian bank stocks, not just TD but all the Canadian bank stocks. So we are feeling very good that shareholders will be getting a very fair price for the 51 percent.

The other side of it, which is just as important, and we needed a few weeks, was our customer reaction. And I have to tell you, on the commercial side of the bank this has been a huge success, announcing we’re going to be part of TD. What we are hearing from our commercial loan officers is this — that at $30 billion, our competitors were saying, “Yes, they are a nice bank to bank with, but do you really want to bank there? Because you don’t know who is going to buy them someday.” Well, with Toronto-Dominion being a Canadian bank, very friendly, that is something we don’t have to worry about now.

And the other chink in our armor, potentially, was our competitors saying, “Well, they are a good bank at 30 billion, but can they handle all your commercial needs?” And now, again, in meeting with our loan officers, they just think this is a great transaction, because now they can say to customers yes, we can handle all of your needs going forth, because we are part of a bigger company.

I think I have a little more of a sell to do on the retail side. Obviously, now we will have a bigger owner. But again, continuing to run it as a community bank, state by state in New England, should allow us to continue to add the retail customer base that we have been adding over the last four or five quarters.

So we feel very strong about it, and it’s on track. Our shareholder vote, we think, should come in late December. And that’s what we are moving forward on. We will continue to have meetings with our owners and the appropriate people to talk about this transaction, and Ed Clark and I will be attending a number of conferences over the next month or two to share the transaction with everybody, too.

So that’s Banknorth — a good third quarter, trying to adjust for next year in a lower rate environment. We think the adjustment is very positive. We continue to track on for the Toronto-Dominion transaction, seeing that through after the shareholder vote, looking for a closing in February, and moving forth next year with a company that we think will be even stronger than our company has been in the last few years.

With that, why don’t I stop and take some questions, if there any?

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FINAL TRANSCRIPT

BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Adam Barkstrom, Legg Mason.

Adam Barkstrom - Legg Mason — Analyst

A couple questions. I was curious about the share count, the jump in the share count this quarter versus last. I don’t know if that had to do with that insurance company acquisition.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Let me ask Steve; I think he has the answer, Adam.

Steve Boyle - Banknorth Group, Inc. — CFO

There’s really two things going on. You have option exercises, and then you have the (indiscernible). Typically, we calculate that on the treasury stock method, which assumes you’re going to buy shares back in with your proceeds. Obviously, we are not in the mode of buying any shares back right now. So option exercises is one, and the other is the higher stock price that we have as a result of the TD transaction, so it (ph) increases your diluted shares there. So those are the two things going on.

Adam Barkstrom - Legg Mason — Analyst

And then, there is something in there about you guys transferred about a little over 6 — almost 6.5 million from the reserve to the liability account?

Steve Boyle - Banknorth Group, Inc. — CFO

That’s really just a technical GAAP thing, where the reserve for commitments, as opposed to outstanding loans, technically ought to be on the liability side of the balance sheet. We’ve always included it with the allowance for loan losses, and we just made that shift this quarter.

Adam Barkstrom - Legg Mason — Analyst

Then last question. Can you give us some more insight — I was looking at your deleveraging program of about 1.2 billion, and the yield on those securities, 276 that was funded with borrowings of 477, and that’s a 200 basis point negative spread.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

We were hoping you wouldn’t point that out, Adam, because it looks pretty foolish on our part. You are right.

Adam Barkstrom - Legg Mason — Analyst

Just curious, on the asset side of that — can you give us some flavor, some color, as to what was in that portfolio? I mean, 2.7 percent yield —

Steve Boyle - Banknorth Group, Inc. — CFO

All straight bullet (ph) agencies bought it at kind of when interest rates were at their low.

Peter Verrill - Banknorth Group, Inc. — Senior EVP, COO

They are all treasuries.

Adam Barkstrom - Legg Mason — Analyst

So can you give us some — what has been the volatility in that yield? How far has that yield come back in?

Steve Boyle - Banknorth Group, Inc. — CFO

In other words, what are those securities yielding today, or —?

Adam Barkstrom - Legg Mason — Analyst

You stated today they are yielding 276. I’m saying, at one point in time, that those — I mean, obviously, they needed to yield north of 477, I would think, upon entering the transaction. Is that —

Steve Boyle - Banknorth Group, Inc. — CFO

No, no. I think the misconception there, Adam, is that this isn’t a matched book that we put on at one point in time, except that borrowings that we put on when rates were very high and securities that we put on when rates were very low, and we are getting rid of them all at once. So it looks like, and it does have a very negative spread, but when we put those on the sheet, they didn’t carry that kind of a negative spread.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

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BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call

We were not matching them at the time; they were just coming into the portfolio on whatever the yield basis was. Now we’re in a position of saying we have got all these advances out there, with some securities at low rates; lets clear them out and move forward with better yields next year.

Steve Boyle - Banknorth Group, Inc. — CFO

For example, most of the borrowings came on with the Andover acquisition, so that was probably in 2001; that was at very high interest rates. And most of the securities came on maybe in the last year, when rates were quite low.

Operator

Kevin Timmons, C.L. King.

Kevin Timmons - C.L. King — Analyst

A very simple bottom-line question here. The consensus for next year is currently 2.57, I think?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Yes, it is, Kevin, yes.

Kevin Timmons - C.L. King — Analyst

(multiple speakers). Are you willing to express confidence in that number?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Well, yes. I think that is the number we’re shooting for, Kevin. Whether it would be confidence or not — there’s just too many things going on. We have the FASB on stock options still out there for the middle of next year. We have the completion of the Toronto-Dominion transaction. But yes, that is the number we’re focusing on, Kevin, and obviously we’re going to shoot for that number. Obviously, the 9 cents helps us going into next year now, but it’s only October. There’s so many things going on that I need to wait until our conference call in January to tell you how confident I am at that point.

Kevin Timmons - C.L. King — Analyst

But conceptually, the 2.57 plus 9, rounded off to 2.65, is —

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

No; I wouldn’t do that, Kevin. I think it’s the 2.57, and I think the reason for the 9 cents is we don’t think the margins are going to go as strongly as they have. And we were hoping for margin increases to get us, if you remember, to about that 4 percent margin next year. I don’t think we’re going to get to the 4 percent margin next year, and I think what we are going to do — the 9 cents will help make up for where the margin will get us. So, even with the 9 cents, I’m still shooting for 2.57. I could be wrong; maybe it will be more than that when we look at it in the next month or two, but I am using the 9 cents as insurance to get to the 2.57.

Kevin Timmons - C.L. King — Analyst

Okay. I couldn’t get to 2.65.

And then secondly, on loan growth, just kind of playing around with some period-end numbers versus average numbers, it looked like the growth must come early on, and then maybe you had some declines later in the period from the peaks?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Yes. No doubt about it, Kevin. The numbers we show you are averages, and our numbers were stronger early in the quarter and they fell off late in the quarter, which I sat with John Fridlington and said, “John, where are we going with this?”

They have come back now. In other words, our loans in the pipeline are back. But that’s exactly the way the quarter went — very strong early. It got core (ph) late in the quarter, but we think we are back on track as we move forward. But let me have John Fridlington take a second and just give you more details on that. John?

John Fridlington - Banknorth Group, Inc. — EVP, Lending

Kevin, the issue that we had during this past quarter is we have a fair number of fairly large commercial real estate construction loans. And as they get completed and the projects are done, occupancy reaches a stabilized level, a lot of those loans go out into either the conduit market or get securitized, and they disappear from our books. And we had a significant number of those occur in the third quarter, so loan originations have been very strong. We’re running roughly a couple hundred million ahead of where we were last year on originations. The pipeline fell off a little bit during the summer months, as it always does, due to both customers and officers being on vacation. That pipeline has picked back up, and is back to our normalized levels. But what really drove the reduction during the latter part of this past quarter was a lot of payments on

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FINAL TRANSCRIPT

BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call

loans that did, really, what they were supposed to do; they went through the construction period, projects successfully completed and then moved out into the secondary market.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Kevin, I think I’ll solve this next year by just canceling vacations.

Kevin Timmons - C.L. King — Analyst

I was thinking that would be a good idea, yes.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Yes, probably would be.

Operator

Jared Shaw, KBW.

Jared Shaw - KBW — Analyst

Just a few quick questions. On the operating earnings in the press release, you state 102.1 million. I am coming up with 101.5 million. Is there a difference on the tax rate, on how we should look at that merger charge?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Yes. Hold on; Steve Boyle will comment for you.

Steve Boyle - Banknorth Group, Inc. — CFO

A big chunk of the merger charges this quarter is the initial investment banker fees related to the TD transaction, and those are not deductible for tax purposes. So the tax rate on the operating earnings and on the merger charge are different.

Jared Shaw - KBW — Analyst

And then, on the insurance income line, do you have a breakout of what the contingent payments were for the quarter, or what they are on an annual basis, as a percentage of the insurance income?

Steve Boyle - Banknorth Group, Inc. — CFO

We do. The annual numbers are about just a little bit over $4 million in total, and that’s about 50/50 between bonus commissions, which are based solely on volume, and profit-sharing, which are based on the profitability of the book of business.

Kevin Timmons - C.L. King — Analyst

And then final question. It looks like to salary line item, or the compensation line item, bumped up a little bit this quarter. Any detail on the growth there?

Steve Boyle - Banknorth Group, Inc. — CFO

If you remember last quarter, we had a favorable benefit from our health insurance reserves. That was close to $3 million. That was one item in the second quarter, and then in the third quarter, we actually had about a $1 million increase in expense related to our phantom stock plan, and that is really due to the increase in the share price. Those were the two biggest items.

Operator

Mark Fitzgibbon, Sandler O’Neill.

Mark Fitzgibbon - Sandler O’Neill — Analyst

My first question is I wondered if you could update us what your commercial line utilization rates were in the third quarter, and then in the second quarter?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

They are down a little bit, so people are being a little more pessimistic, probably, right now. Our line rates in the second quarter were being used at 43 percent. In the third-quarter, Mark, they were down to 41. So where we thought they would be going up, they have effectively gone the other way in the quarter.

We don’t think it’s a trend right now. It’s a one-quarter number, but we’re going to be watching that to see where it goes. We hit a low last year of usage down at the 38 percent level, Mark. So 38 percent was our low at some (ph) quarter last year. It has been building up, but this is the first quarter in a while now where it has gone the other way. We don’t know what to make of it yet. We hope it’s just a quarterly thing.

Mark Fitzgibbon - Sandler O’Neill — Analyst

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FINAL TRANSCRIPT

BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call

And then, secondly, you referenced $42.09 as the consideration that you get as a Banknorth shareholder. And I know in several conferences recently, you’ve mentioned a $40 figure, Bill. But a lot of us have not been able to arrive at that $40 number. I wondered if you could take us through the calculation — how you arrive at 40.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

I can’t, but my expert in calculations, Peter Verrill, will do that for you.

Peter Verrill - Banknorth Group, Inc. — Senior EVP, COO

The way you get to that is there’s two components. There’s the cash component of $12.24, and then the TD stock component, which has a fixed exchange ratio of 0.2351 —

Mark Fitzgibbon - Sandler O’Neill — Analyst

Which gets you to like 9.23 or 9.25 today.

Peter Verrill - Banknorth Group, Inc. — Senior EVP, COO

Correct. You add those two together, and that represents 51 percent of the deal, so you divide by 51 percent and you’ll get the just over $42 a share.

Mark Fitzgibbon - Sandler O’Neill — Analyst

So you are assuming that you value the remaining Banknorth shares at the consideration on the other half?

Peter Verrill - Banknorth Group, Inc. — Senior EVP, COO

Yes. The $42 that Bill talked about is the value associated with the sale of the 51 percent of Banknorth.

Operator

Tony Davis, Ryan Beck.

Tony Davis - Ryan Beck — Analyst

Good morning, guys.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Hello, Tony. Tony, good report, by the way. I saw it yesterday or Friday. I thought you were right on the money.

Tony Davis - Ryan Beck — Analyst

Thank you very much. Just a little more color, Bill, on the loan growth. You, I think, mentioned at the analyst conference that you had something like 205 million in loans, and about 128 million in deposits at midyear, attributable to the FBI initiative. I wondered if you could give us an update on that as the third quarter, if you have any more current information on it?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

I do. I can give you an update on the loan outstandings. It’s up to $284 million through September, and on the deposit side it’s up to $189 million through September, and the fee income is up to $2.4 million.

Tony Davis - Ryan Beck — Analyst

You mentioned you are continuing to attract more lending officers?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

That’s right, we have. I was at a meeting in Massachusetts on Thursday or Friday of last week, where I was introduced to our two newest loan officers. So it seems like every week, I’m down there being introduced to somebody new. And that has continued to be fairly positive. I think Bank of America is doing a good job, but in any big transaction like this, there’s always a fallout for a period of time. I think the fallout ends in another year or so, but I think we will still have the benefit, over the next couple of quarters, of continued loan officers coming our way.

Tony Davis - Ryan Beck — Analyst

On the marketing side, can you give us some color there on what you’re spending there to exploit the Fleet/BofA opportunities?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Yes. We will have added, for calendar year 2004, between $2 and $3 million of additional marketing expense, and a lot of that has come fairly early in the year, through using Ray Bourque and Rico Petrocelli as our spokespersons for different marketing programs. We had that Day With Ray program that went off very well. The

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FINAL TRANSCRIPT

BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call

Red Sox doing well and using Ricoh periodically has not hurt either — although I know a number of you are New Yorkers and that probably won’t work next week. But it’s worked good so far.

We just came out with a free small-business checking account that has doubled our small-business checking account numbers in the last two months, and what we’d open on a monthly basis. So we’re going to have some program available to customers through the whole year trying to steal reason these accounts away. I think the key, Tony, now starts to switch over to the retail accounts. The Fleet/Bank of America conversion does not occur until the first quarter next year on the retail customers, so we will be doing the advertising early next year. On the retail side, that would make sense for us. Probably giving some stuff away here, but we are told that Bank of America has decided to do away with passbook savings accounts, that they’ll only be offering statement savings accounts. We see that as a very positive effect for us. A lot of the older New England people still like passbook savings accounts, so we will be running a number of passbook savings account promotions early next year to go into that customer base. So each time we identify a customer base, we will put a marketing program in place to try to take advantage of that for the next year and a half.

Operator

Christopher Chouinard, Morgan Stanley.

Christopher Chouinard - Morgan Stanley — Analyst

Two quick questions. First, if you could give us some details on the components of other fee income this quarter — just the amount of mortgage banking, as well as revenues from selling covered calls?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Sure. And as they are preparing to give you the specifics, those are two of the reasons fee income was down — the covered call program was lower than other quarters, and mortgage banking, as you can imagine, continues to be a poorer number than we expected, with the mortgage volume tending down.

But let me ask Peter or Steve Boyle to give you some specifics on the other category there. Peter or Steve?

Peter Verrill - Banknorth Group, Inc. — Senior EVP, COO

Yes. There was really four items; it was kind of a broad-based decline. There were really four items that showed a decline. The first was in the covered call program; on a quarter-to-quarter basis, it’s down about $1.5 million. Loan fee income, primarily the swap program, was also down about $1.5 million for the quarter. Both of these types of income are kind of volatile, so they will be up 1.5 million one quarter and down 1.5 million the next quarter. So this is nothing that’s of a trend or a concern to us. The third item is mortgage banking; that was down about $1.2 million. And the fourth item was in the venture capital area, where there was a decline of about $1.3 million. So that was the bulk of it.

Christopher Chouinard - Morgan Stanley — Analyst

On the covered call, if you take $1.5 million off of last quarter’s number, it’s about — it means you generated about $800,000 from it.

Peter Verrill - Banknorth Group, Inc. — Senior EVP, COO

No, this year compared to last year, I was talking about.

Christopher Chouinard - Morgan Stanley — Analyst

Oh, this year versus last year? Okay.

Secondly, if you could give us some breakout of the components of the charge for the restructuring, just how much was up versus — on the securities versus how much was on the debt, and if any of it was related to swap terminations?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Hold on a second. We’ll get Steve to give you some specifics on that transaction. Steve is plowing through his material now.

Peter Verrill - Banknorth Group, Inc. — Senior EVP, COO

Just to make sure I understand your question, are you referring to the deleveraging transaction?

Christopher Chouinard - Morgan Stanley — Analyst

Yes, I’m sorry — the deleveraging transaction.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Chris, you have not seen those numbers reflected yet. There’s no third-quarter impact to that.

Christopher Chouinard - Morgan Stanley — Analyst

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FINAL TRANSCRIPT

BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call

Oh no, I know, but just prospectively, out of that 80.8 million pretax?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Okay, we’ll give you those numbers right now.

Steve Boyle - Banknorth Group, Inc. — CFO

18 million is securities, 63 million is borrowings and none of it related to swap termination fees.

Christopher Chouinard - Morgan Stanley — Analyst

And how should we think about sort of the net present value on this transaction, or is there an IRR related to it? Is there something that is essentially neutral over a certain period of time, or is this actually an IRR-positive transaction?

Steve Boyle - Banknorth Group, Inc. — CFO

I think it’s essentially neutral. You’ve got 24.4 million a year.

Peter Verrill - Banknorth Group, Inc. — Senior EVP, COO

It’s on a three-year payback.

Steve Boyle - Banknorth Group, Inc. — CFO

(multiple speakers) on the securities and the borrowings is between 3.5 and 3.8, yes.

Operator

Ryan Kelley, FBR.

Ryan Kelley - FBR — Analyst

Just a couple of questions. Actually, a lot of them have been answered already. I was just wondering if you could give us some color nowadays on where you’re looking, as far as potential M&A in the future — where you are targeted at this point in time?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

M&A for us, Ryan, will continue to focus on Massachusetts, then Connecticut. And then, when we complete the TD transaction, as we’ve said, potentially look in the metropolitan New York area. I have to tell you, in the last month or so, there have been a couple of smaller banks in Massachusetts that I have been aware of that were looking to sell, and nothing has occurred. So I think right now the pricing for these banks is so high, on a multiple basis, that I see this activity slowing down until the pricing adjusts. Some have been some banks looking to sell, but at prices that nobody showed up for the bidding.

But I think that does get adjusted as we move into ‘05. I think we’ll start to look at what they will have to earn at, with the lower mortgage volumes that are projected out there. So that will continue to be our need — one or two smaller banks a year in Massachusetts and Connecticut, once in a while, every couple of years, maybe hitting a bigger bank in upstate New York when we complete TD. So I think that would be the focus for the next couple of years.

Ryan Kelley - FBR — Analyst

And just on the TD transaction, right now, when is the shareholder vote and the target closing date? And where do they stand right now?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

We don’t know what the shareholder vote date is, because we are now with the SEC, and they are doing their review. our sense is that the SEC will complete their review in the early or middle part of November, we hope. That’s their call; we don’t have control over that. And that would make the shareholder vote probably in the middle of December, for a potential closing in February of next year.

Ryan Kelley - FBR — Analyst

And just a clarification on the TD being able to buy back 16 percent of the shares after the transaction closed. Is that starting day one after the transaction is closed?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Yes, it is.

Ryan Kelley - FBR — Analyst

And this is a smaller question, maybe for — maybe, Steve, you would have some details on this. But just for BFB, the BostonFed transaction, you are showing it’s going to add about 1.5 billion in assets. They are a little bit greater than that. Is there some

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BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call

restructuring that is going to go on there, do you know, before the closing?

Steve Boyle - Banknorth Group, Inc. — CFO

We will do restructuring, but I don’t think any deleveraging. You should expect about the same amount of assets that they have today.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

I think you are right, Ryan; I think it shows about 1.7 is the number I remember.

Operator

Jim Ackor, RBC Capital Markets.

Jim Ackor - RBC Capital Markets — Analyst

Bill, I was wondering, have you guys given any thought to or could you perhaps explain what, if any, impact you might expect to see with your insurance agency business, in light of what is going on with Marsh & McLennan and AIG?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

No doubt about it, Jim; we have been reading the same articles with Spitzer in the last couple of days. We ran the numbers, and I was told this morning that on the insurance side, our potential to our income could be as high as $8 million, I think, I think, Pete, or no?

Peter Verrill - Banknorth Group, Inc. — Senior EVP, COO

No.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

I’m sorry; let me get the right number.

Peter Verrill - Banknorth Group, Inc. — Senior EVP, COO

And Steve can also help here, but we have approximately $4 million annual revenue that is associated with contingent type of payments, whether it be profit-sharing or bonus. Our understanding is the type of income that they are attacking would probably be closer to the 2 million annual revenue per month. Now, we have not been contacted by them, and we don’t know if we will be contacted by them or not. And our sense is, too, that the insurance industry will adjust over time so that any lost revenue here will somehow get back to the agencies through other means. We don’t know what they are going to be yet, but we don’t anticipate a long-term impact from this.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

But it’s potentially the worst case would be about $2 million, it sounds like, Jim.

Jim Ackor - RBC Capital Markets — Analyst

Okay, fair enough. One more quick question. With regard to the impact that you’re discussing, the positive impact of the delevering on the margin, is it safe to assume that that margin will be somewhere — as I think Steve mentioned earlier, somewhere close to approaching 4 percent in upcoming quarters, as a result of this impact?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Yes, no doubt about it. I think the number was 24 to 29 basis points. 24 basis points. So our job is to get that margin to 4 percent. I hoped I was going to get it with the margin expansion on the rate side alone. That is taking longer than I wanted to, so I’ve got to get it by deleveraging and getting more yield out of the rest of the balance sheet. And that’s just what we are trying to do, Jim.

Steve Boyle - Banknorth Group, Inc. — CFO

And, Jim, the 24 is fully phased in; we’ll have, obviously, a little bit less than that in the fourth quarter.

Jim Ackor - RBC Capital Markets — Analyst

But you would also presume that there might be a modest pickup, with the full-quarter impact of the Fed fund rate hikes?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

I would hope so, but it would be modest, I think, would be the comment. Yes.

Operator

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FINAL TRANSCRIPT

BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call

Tom McGovern (ph), Lehman Brothers.

Tom McGovern - Lehman Brothers — Analyst

Just a quick question. I notice that the deposit growth was somewhat slow during the quarter for linked quarter. Is that the result of some attrition from the announcement of the TD acquisition?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

No. You know what it’s from? It’s from CDs repricing and us not willing to pay up. The growth on the checking account side for the quarter was 14 percent, still. And what it really was was the CD portfolio ran down by a fairly substantial amount. I’m looking for Steve to give you the number here, but it had nothing to do with TD. We still continue — as I said, we gained 78,000 accounts in the quarter. It was really the runoff on the CD side.

Steve, could you add some color to that?

Steve Boyle - Banknorth Group, Inc. — CFO

Sure. On a linked quarter average deposit basis, we were up — let me just run through the numbers for you. 6 percent on demand accounts, so annualized that would be 24 percent, very strong number. Money market was up 1 percent, so 3 to 4 percent annualized. Savings were down 2, so maybe a negative 8 annualized. That may be an aberration. And CDs were down 2.7. So, annualized, you would be in excess of 10 on CD runoff. So, as Bill mentioned, it’s really mostly CD runoff. And that’s really not a new trend for us, as we’re trying to keep our cost of deposits low.

Tom McGovern - Lehman Brothers — Analyst

So you really haven’t seen any negative impact. Because I remember you had mentioned, at one point, that you potentially expected some customers —

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

We sat down with our retail people, because that was our sensitivity and nervousness. But what the retail people said is, “Look, as long as you’re going to continue to run a community bank, and have statewide presidents and Boards of Directors and statewide people, you will be okay. If you centralize everything, we are going to have real problems.”

So what we did is focused our communication on the fact we’re still going to be a community bank. The same people are going to be there. And that seems to have solved any potential issue on the retail side. I think the real test for us, Tom, will come next year when the Fleet/Bank of America conversion goes, to see what success we have in having retail customers come on in. I think that will really be the test of being part of TD.

Tom McGovern - Lehman Brothers — Analyst

Do you quickly have an idea of what your current pipeline looks like?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Pipeline in what?

Tom McGovern - Lehman Brothers — Analyst

Total for commercial and residential?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Oh, sure; I sure do. Let me ask John Fridlington to give you the pipeline numbers.

John Fridlington - Banknorth Group, Inc. — EVP, Lending

The pipeline runs at about 1.1 to 1.2 billion; it moves around a little bit, from point in time to point in time, but it’s consistently in that area. During the summer, it fell to about 900 million.

Now, not all of those deals close. Okay? That’s the pipeline of deals that are being worked on. We lose, occasionally, deals to other banks on either pricing or structure. But that type of pipeline traditionally yields us in the neighborhood of $200 to $300 million in new deals that close each month.

Operator

Salvatore DiMartino, Bear Stearns.

Salvatore DiMartino - Bear Stearns — Analyst

Most of my questions have been asked and answered, but two quick ones. First, can you tell us what the OCI number was for this quarter? And secondly, if you look at the loan growth on a linked-quarter basis, it seems as though it was driven mostly by growth in consumer. I was wondering maybe if you could add a little bit more color as to what is going on there, because we haven’t seen it at other banks that we follow.

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FINAL TRANSCRIPT

BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

John Fridlington, do you want to look for loan growth, the number, Steve?

Steve Boyle - Banknorth Group, Inc. — CFO

Yes, I think — well, two things. The biggest component of OCI for us, by far, is the unrealized gain/loss on securities. That was about 10.5 million negative after tax this quarter, so a very dramatic improvement, obviously, from last quarter, which I think was 80 or 90 negative. (multiple speakers).

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

So it has gone from 90 negative to a little over 10.

John, on the loan side, the consumer loans seem to be stronger. Anything going on there?

John Fridlington - Banknorth Group, Inc. — EVP, Lending

Yes. Consumer loans have been running very close to budget, which is a 10 percent annual growth rate. So that has been pretty consistent all year. It does jump around a little bit month to month, depending on what is going on primarily in the automobile segment, but also on the home equity side.

Commercial growth slowed down a little bit, because of those payments that I talked about earlier, but new loan volume has really consistently been up, as we have come through the year. So the net effect is down a little bit in this quarter from our normal growth rate, but they are still growing.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

So the real key is that the growth rate on both sides is strong, no payoffs on the consumer side that are unusual, a few more payoffs on the commercial side, which may look the net numbers a little bit lower, but we still have strong growth models and we don’t see those payoffs coming in the future.

John Fridlington - Banknorth Group, Inc. — EVP, Lending

Residential has been running down.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

And residential certainly has been running off, too. That’s slow, though, right, Peter, I think?

Peter Verrill - Banknorth Group, Inc. — Senior EVP, COO

Yes, it has. I might just add a little flavor. On a quarter-to-quarter basis organically, and what that is is it excludes acquisition, the strongest growth continues to be in commercial business loans. That was up almost 15 percent quarter over quarter. Consumer loans were up about 10 percent, and commercial real estate up about 7.5 percent, whereas residential was down about 3.5 percent.

Operator

Nancy Bush, NAB Research, LLC.

Nancy Bush - NAB Research, LLC — Analyst

Kind of an elemental question here for you, kind of an add-on to Mark Fitzgibbons’ question. I kind of add up the pieces, and I come close to $41. And you said the deal was now worth, I think, 42-something per share. Market is at 35.56. What’s the problem?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

I don’t think there’s a problem. We had, between us before, here at the bank — we had thought that our stock should trade at about 35.5 to 36, and that would be a fair price for people. Looking at a price of $40 a share for 51 percent, knowing that the day after we complete the deal, the stock will reprice down to a level of I don’t know what, but it’s probably being talked at between 28 and 31. So we thought 35.5 or 36 would be the right place. We felt very badly when it got as low as 33. It’s now come back to about 35 and change. So we are feeling pretty good.

We don’t expect it to rise much above 36, if it gets there. And I think the problem that you are speaking about is it’s a little more complicated, because we are not selling the whole bank. People are trying to value the whole transaction, when we are continuing to try to say we are only selling 51 percent; the remaining transaction should be valued if you hold the stock over a period of years.

So I think we have our work to do to get people to buy into a little bit more complicated transaction. But I feel pretty comfortable that we are doing that, it’s moving that way. I am also told the arbs are having a tough time in evaluating how to arbitrage this transaction, and that is holding our price back a little bit.

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FINAL TRANSCRIPT

BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call

So would I like it to be higher? I would, but I’m feeling better at 35.20 than I was at 33 a week or two ago. That’s for sure, Nancy.

Operator

Luca Ipollito, Chesapeake Partners.

Luca Ipollito - Chesapeake Partners — Analyst

Going back to the last question and how to address the discount in the stub (ph), which is so bothersome, the proxy gave some of the background of the transaction. But it didn’t say what else was really looked at. It sort of said this was the only one that went at all forward, in any way. And obviously, this makes a lot of sense of structure. But I think there is some concern in the market, and maybe you can give us a little more color, within the bounds of the proxy and everything else, as to what went on before you entered into these talks with TD.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Sure. Let me do that quickly, for the benefit of everybody. We were not interested in selling the Company. We didn’t go find TD, they found us. I always knew over the years that in the eyes of some people, we were a valuable company and at some point we may have to address the issue of somebody showing up and offering value for the Company. But again, we didn’t go looking for them, they found us.

Once they found us, though, and started to identify a structure that we feel comfortable with, what I did then is we did a quiet search of other companies that we thought potentially would be companies that would be interested in our company. So quietly, we went around and didn’t tell them we were talking to TD but said, “Look, we potentially may be talking to somebody. Do you have interest in our company? And if you do, you may want to express that interest to us now.”

We found little interest in our company at the pricing and the structure that CD was willing to offer us. Yes, there were some other companies that said, “Well, we would like to buy you for $34,” or other companies that said, “Well, hold out for a while; and maybe we’ll want to buy you in five years.” What I heard mostly from people — the bigger banks said, “You are too small, and we don’t like your geography.” The other banks, for various reasons, had different points of view. Other foreign companies said to us, “We’d rather you be in a big city like New York or Philadelphia or Chicago. We don’t value New England the way you do.”

So we did our own quiet search, to make sure that we were doing the right thing here, and at the end of the day that’s what happened. That has been really reaffirmed by the fact that we announced this transaction; a couple of people, rightly so, say we are not so sure it’s the best transaction, which signals to anybody else that if you can offer a better transaction, now is the time to call Banknorth. And as you know and I know, nobody has called Banknorth.

So I think this transaction gets tested in the market, once we announce it, by seeing if somebody else shows up. Now, other people said, “Well, you should have gone to auction.” Well, we were never for sale, anyway. Or, you know, “The breakup fee is too high.” The breakup fee is one of the lower breakup fee in bank transactions. So, again, we are trying to do everything right to create shareholder value. We think TD is the best vehicle to do that, but we did test the waters along the way, had a number of conversations with players that we thought were potentially out there. If we were wrong and we missed somebody, they have now had a month to show up to offer a better deal for the shareholders. And as you and I know, at this point, nobody has done that.

So that’s kind of more of the color, Luca, that I can give you that may not have been in the material you have gotten.

Operator

Heather Wolf, Merrill Lynch.

Heather Wolf - Merrill Lynch — Analyst

A couple more follow-up questions on the deleveraging. First, your balance sheet still has a little bit more leverage in it then some of your peers’. Could we expect you to reevaluate again at some point in the near term?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

No, certainly not in the near term. I think this is the kind of thing, Heather, that periodically you look at it, and periodically to me would be every couple of years. So I don’t see anything happening in the near term on our balance sheet. We are not perfect in every way, but I think this gets us to a position where we feel comfortable going forth. So I don’t see any other adjusting of the balance sheet, certainly in the next year or so, knowing what I know today.

Heather Wolf - Merrill Lynch — Analyst

And could you give us a little bit more color on why now? And specifically, would you have done this transaction if, A, you didn’t have the capital fallback from TD or, B, the environment weren’t so difficult?

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FINAL TRANSCRIPT

BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Yes. I think this all relates around the environment. This has nothing to do with TD.

We got our efficiency ratio down to about 50 percent, and we said, “Look, we can’t impact that ratio any more without hurting our ability to give good service.” Are rates going to move again the way we hoped? Our sense is rates are still going to move fairly slow. The spike in oil prices will be here for a while. Terrorism is certainly an issue. So we see a slow growth model. Obviously, we would have now, because of the TD transaction, checked with TD on this. They have no issues or problems with it, too. But this was really our call, done on the basis of our balance sheet. It certainly doesn’t hurt TD. It is certainly, maybe, helpful that we are part of the bigger company. Maybe we would have done it on the TD basis. But this was done simply because we continue to run the Company and want to run it as lean and mean as we can.

Peter Verrill, do you want to add anything to that?

Peter Verrill - Banknorth Group, Inc. — Senior EVP, COO

I just wanted to emphasize one point that Steve made earlier about the transaction, in that it actually improves both our tangible common and our leverage capital ratio. So, even though there is a one-time loss, because we are strengthening the balance sheet by $1.2 billion, our capital ratios actually improve.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

And, Heather, that was an issue with several of the analysts in the last couple of quarters. We have used our cash for some transactions, and our capital ratios are getting a little bit lower. So this is a nice way to get those ratios up there.

Operator

Matt Kelley, Moors & Cabot.

Matt Kelley - Moors & Cabot — Analyst

Would you still consider announcing new acquisitions before the TD deal is completed?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

We could announce a cash acquisition before the TD deal would be completed. Couldn’t do anything with stock, but I have to tell you, Matt, I don’t see that happening. I’ll don’t want to in any way confuse our regulators or anybody else, so I don’t see us doing anything before we complete the TD acquisition.

Matt Kelley - Moors & Cabot — Analyst

I wonder if you could talk about deposit growth trends going forward. I know that on a sequential basis, a little bit of a decline in kind of the period-end balances. The averages are a little bit better. But what are you kind of expecting going forward over the next four, five quarters into next year?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

I think we will continue to grow our checking account balances by over 10 percent every year. I think those are strong numbers that make sense. We continue to run down the CD portfolio because of the high rates of that portfolio. And I see 4 or 5 percent deposit growth as probably the growth we will get to. I think deposit growth will be stronger than that for the next two to three quarters, but if you are out there four or five quarters, I think you are looking at 4 or 5 percent deposit growth, which is the more normalized deposit growth that I think all the banks will kind of get into, probably out three or four quarters towards the end of next year.

Matt Kelley - Moors & Cabot — Analyst

And then, just to follow up on a question earlier about where you kind of think you guys should trade, or where you expected the stock to trade, you had mentioned 35, 36 as a level you felt was appropriate. And on the stub, that implies about 11, 11.5 times forward estimates, the ‘05 estimate, which is a modest discount to the group. I’m wondering what your comments are on why that’s appropriate.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

I think that’s fine. I’ve been very vocal about saying I think we should trade at 12 to 13 times earnings. And I think we may trade at a little bit lower initially, because we will have completed TD, and there will be some people that will want to see how we do. So if we trade at 11.5 or 12, I think I can understand that. I won’t like it, but I think with the synergies with TD, and the things we will have available to us, we should probably trade at 12 to 13 times earnings going forth. That’s why I think that stub, as they call it — when people do the math, it comes out lower than that. And I think, when it comes out, people will say, no; here’s a good company. They should be trading at 12 to 13 times earnings. That gets the stock back to $32, $33 without any trouble at all.

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FINAL TRANSCRIPT

BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call

You can do the math on something, but you still have to have the logic of what happens. And that’s what I think we will do next year. I’m speculating, like you, but I think the stock starts off at 30, 31, 32 and starts to move up from there, and we should trade at 12 or 13 times earnings.

Some people have said, “Well, you won’t have a big premium in your P/E for being sold.” We never did. We have always been an aggressive acquirer, so I never thought we had a big earnings multiple in there for being sold. And that’s why I think 13 would be a great number. I’ll accept a little bit less, and I’d love even more.

Matt Kelley - Moors & Cabot — Analyst

And then just one final question. On the acquisition strategy, once the deal is completed, going into the metro New York market, can you talk about the types of assets and funding structures that you would like to acquire? Do you want to kind of roll back the clock and look at big thrifts (ph), or would it be something that looks more similar to what you have currently?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

I think it would be more similar to what we have currently, and I think what we would like to do is just find a bank in the metropolitan New York area where we think we can add value. Adding value would be probably adding expertise on the commercial loan side. Adding value would probably be looking at strong fee income businesses on the insurance and trust side, and those are the three areas that we’ll probably concentrate on. If banks have those things, we probably can’t offer them the price that would make the deal worthwhile. If banks don’t have those things in a big way, they may be potentials for us.

Operator

Bill Heimann (ph), Cohen Brothers.

Bill Heimann - Cohen Brothers — Analyst

My question is this. I know you always are taking the temperature of the marketplace. Tell me, with regard to deposits in particular, how would you characterize either the real or the potential deposit pricing pressures that you’re facing? And as rates move up here, are they generally expected to become increasingly more competitive? And is that a generalized — do it either on a generalized basis or on a regionalized basis?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

I don’t think the deposit pricing is going to be as competitive yet as maybe you would think it is. You have to remember it all revolves around loan growth. What happens at a bank is, if you have very strong loan growth, there is a lot of pressure on your deposit pricing, because you need that money to fund the loan growth. Right now, in general, in banks, loan growth is fairly slow. Now, our loan growth is better than most. If you talk to many banks, their loan growth is 0 to 5 percent. So I don’t see the deposit pricing pressure coming for at least another year. We will need a year of the economy starting to get better, loan growth picks up, and that is when the lenders turn to the branches and say, “Look, we need the deposits at any cost, because we need to fund our loans. And I just don’t see that pressure just yet. I think we are probably a year away. But a year from now, there will be pressure on CDs coming in the bank at higher rates. So we will all be back in that CD business offering higher rates to fund the loan growth. Right now, with loans being still at a modest growth level for most banks, that pressure isn’t there, and I don’t see it coming at least for another year.

Operator

Jared Shaw, KBW.

Jared Shaw - KBW — Analyst

Just a quick follow-up. On the insurance side, do you feel that there is any goodwill that could potentially be impaired as a result of this, the investigation (multiple speakers)?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

No. That $2 million number, Jared, it’s so small, there wouldn’t be any impairment to goodwill.

Operator

Dennis Pace (ph), Union Leader.

Dennis Pace - Union Leader — Analyst

It’s good to hear your commitment to New England. I’m sitting here in northern New England, and I wondered if you could comment on the situation in New Hampshire or Bank of New Hampshire performance?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

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FINAL TRANSCRIPT

BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call

Yes. Bank of New Hampshire has done a good job. New Hampshire has been a great economic model for the last couple of years. That golden triangle of Nashua, Concord — it’s really worked, and Manchester’s worked very, very well. As you know, people continue to move their companies and employees up to New Hampshire, because it’s still tax-free New Hampshire.

So New Hampshire has been right up there with Massachusetts as a very strong growth model. When you look at New England, it’s probably Massachusetts first, followed by New Hampshire, and then followed by Vermont and Maine and then probably Connecticut and Rhode Island mixed in there, too.

Operator

Matt Kelly, Moors & Cabot.

Matt Kelley - Moors & Cabot — Analyst

Just a quick one. TD has performed quite well since the August 26 announcement. I’m just wondering about your comments on that. It’s up over 13 percent. Someone who doesn’t take a look at a lot of the big Canadians on a day-to-day basis — just kind of curious on your commentary.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

I think my sense is very straightforward. There’s a couple of things. I think TD didn’t risk their whole company by buying a bank that’s so big that it would be a problem. At our $30 billion, we were a great size where they weren’t risking their franchise, but were making a commitment that was real. I think what’s happened is, in getting around with Ed Clark, there is a real commitment to have TD come to America “the right way.” And TD has had the benefit of looking at other Canadian banks come in, and learning from those experiences.

So I think TD is getting high marks for being an aggressive follower, not coming out first and trying to find out about how to run it in America, but watching some of its peers do it. At the same time, when I talk to TD, Ed Clark’s a very honest and very humble fellow. He said to me, “Bill, all the Canadian banks are doing well; it isn’t only us.” And he told me this morning that all the Canadian banks were up 4 percent last week. So it’s a combination of him announcing a very good deal at a time when he also had good quarterly earnings, and all of the Canadian banks have been treated very well of late. So I think he’s getting a triple whammy here, and that has made him look even better.

Operator

Quentin Broad, CIBC World Markets.

Quentin Broad - CIBC World Markets — Analyst

Just one final question on the acquisition currency, I guess, going forward. If we use the stub value, and our stub value, and that valuation in the 10 to 11 times, does that put you at any disadvantage, as you look in the future for additional acquisitions?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

Yes, it does. It means I can’t use my stock, obviously, and I have to use more of the cash that we had said with TD would be available. So to some degree, yes, it does limit us, and we would have to pay cash versus stock. Now, that’s not a big factor, because it hasn’t hurt Citizens Bank that can only use cash, and they have had great acquisitions.

I’ll come back to your point, though. We never traded at 10 times earnings. And now, being part of TD and all of the positive events of that, I can’t see us trading at 10 times earnings, ever; and even if we do, I can’t imagine we would trade there very long, because there would be value investors that would say, “Here’s a company historically trading at 13 times earnings, and they have the capital of TD, the availability of some strategies to increase revenues. And we are going to trade them down by three bid discounts (ph) on the P/E?” It just doesn’t make sense to me. But we’ll see; we’ll see what happens next February. I think, if that happens, it’s a great buy for everybody.

Quentin Broad - CIBC World Markets — Analyst

But if I could just follow up, when you announced the transaction, if I remember correctly, there was certainly, on your part, a lot of excitement about what may be in store, in terms of your ability to perhaps go a little faster. And does this, I guess, put any cold water on those notions? Or does it just restructure, i.e., cash versus stock, the ability or the way you’ll go about that acquisition?

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

It just restructures how we do it. I’d like to have this all of this available, stock and cash. But I don’t see any big worry, and it’s not dampening my enthusiasm for acquisitions if I can only use cash. That’s fine, and we’ll find a way to do it. Again, citizens has had great success; I can’t imagine we can’t match their success in using cash.

Operator

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FINAL TRANSCRIPT

BNK — Q3 2004 Banknorth Group Inc. Earnings Conference Call

You have no further questions at this time. I’ll turn it back to you for closing remarks.

William Ryan - Banknorth Group, Inc. — Chairman, President, CEO

There are no closing remarks. Great questions on the quarter. Thank you very much. I hope you understand our strategies going forth, in terms of the deleveraging that has occurred now in the fourth quarter. And I thank you for your support, and we will talk to you all again very soon. Thank you very much.

Operator

Ladies and gentlemen, that concludes your conference for today. We thank you for your participation. Have a great day.

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